FIRST DERIVATIVE TRADERS, LP
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2015

Credit Factors:			
Partners' capital			$15,010,988
Total Credit Factors			15,010,988
Debit Factors:			
Investment			10,000
Haircuts on securities			208,519
Total Debit Factors			218,519
Net Capital			14,792,469
Less Minimum Net Capital Requirements Greater of 6.67% of Aggregate Indebtedness or $100,000			100,000
Remainder: Capital in Excess of All Requirements			$14,692,469
Capital Ratio (Maximum Allowance 1500%)			
Aggregate Indebtedness	92,416		
Divided by: Net Capital	14,792,469	=	0.62%
*Aggregate Indebtedness			$92,416
Accounts Payable and Accrued Expense			$92,416

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are not material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2015